Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Companies:
Henderson Global Funds
Commission File No. 811-10399
Janus Investment Fund
Commission File No. 811-01879

The following E-Mail was sent to clients of the Henderson Global Funds on December 15, 2016.

Henderson Global Technology Fund Announcement

Dear Valued Client,

As previously announced, Janus Capital Group Inc. (Janus), and Henderson Group plc (Henderson) have reached an agreement to merge as equals to create a leading global active asset manager.   The firms are well aligned in terms of strategy and business mix and we anticipate their complementary nature will facilitate a smooth integration.

The merger gives the combined organization a greatly diversified investment strategy lineup to better address a broader range of client needs.  Due to the complementary nature of the strategies managed by Janus and Henderson, there are only a small number of products that are similar between the two firms.  In certain of these instances, we intend to seek shareholder approval to merge the mutual funds and strategies, which we believe will create the strongest investment team and product offerings available to clients around the world.

As such, we are proposing that the Henderson Global Technology Fund merge into the Janus Global Technology Fund*.  If approved by shareholders, this merger is proposed to take place following Janus’ merger with Henderson in the second quarter of 2017, pending all requisite approvals.  We believe merging these funds and the selection of the portfolio management team is beneficial to you as a shareholder by having a strong team of global investment professionals committed to delivering superior risk-adjusted returns for our clients.  Janus and Henderson Global Technology strategies take a similar approach to security selection and share the same benchmark and Morningstar category.

The investment objective, investment strategies and portfolio management of Janus Global Technology Fund would not change, and the Fund would continue to be managed by Brad Slingerlend, Denny Fish and Brinton Johns.  Biographies for the Managers can be found below.

We thank you for the trust you put in Henderson.  You can be assured that our priority is on investment execution and delivering the highest level of service.

Regards,
Henderson Global Investors

Brad Slingerlend is Portfolio Manager of the Janus Global Technology strategy and all related portfolios, a position he has held since May 2011. Mr. Slingerlend joined Janus as an intern during the summer of 1998 covering primarily the technology, retail, and entertainment industries. He joined the company full time in September 2000, took a brief leave in May 2007 and returned in November 2007. From January 2003 until February 2006, Mr. Slingerlend served as the head of the technology research analyst team and from February 2006 to May 2007 he co-managed both the technology research analyst team and the Janus Global Technology portfolios. He continued in his role as equity research analyst and co-team leader of the technology sector research team until January 2014. Mr. Slingerlend received his bachelor of arts degrees in economics and astrophysics from Williams College, where he focused his research on Active Galactic Nuclei, otherwise known as the supermassive black hole centers of distant galaxies. He holds the Chartered Financial Analyst designation and has 18 years of financial industry experience.

Denny Fish is a Portfolio Manager responsible for co-managing the Janus Global Technology strategy, a position he has held since January 2016. He is an equity research analyst, primarily focusing on the technology sector, and serves as a team lead of the technology sector research team. Prior to rejoining Janus in 2016, Mr. Fish served as a value domestic equity analyst and co-portfolio manager at RS Investments. From 2007 to 2014, Mr. Fish was an equity research analyst and co- team leader of the Janus technology research sector team. Prior to originally joining Janus in October 2007, Mr. Fish was director and senior research analyst at JMP Securities covering software. Prior to that, he worked at Oracle Corporation as a technology sales manager. Mr. Fish received his bachelor of science degree in civil engineering from the University of Illinois and his MBA from the University of Southern California Marshall School of Business. Mr. Fish has 12 years of financial industry experience.

Brinton Johns is a Portfolio Manager responsible for co-managing the Janus Global Technology strategy and all related portfolios. He is also an equity research analyst, primarily focusing on technology companies, and serves as a team leader of the technology sector research team. Prior to becoming a research analyst in June 2006, Mr. Johns was a research associate supporting the Janus technology team where he monitored electronics, software and alternative energy. Mr. Johns joined Janus in May 2000 providing retail client support and became a research associate in August 2003. He received his bachelor of business administration degree in business management from the University of Texas at Arlington and a master of arts in biblical/Christian studies from Denver Seminary. Mr. Johns has 16 years of financial industry experience.
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Important information

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*The Janus Global Technology Fund is distributed by Janus Distributors LLC.

Additional Information
In connection with the proposed transaction, the Acquiring Fund plans to file with the SEC and mail to its shareholders a proxy statement on Schedule 14A (the “Proxy Statement”), and plans to file with the SEC a registration statement on Form N-14 (the “Registration Statement”), which will contain a Proxy Statement/Prospectus (the “Proxy Statement/Prospectus”) that will be mailed to shareholders of the Target Fund.

The Proxy Statement and the Registration Statement will each contain important information about the Target Fund and the Acquiring Fund (the “Funds”), the proposed transaction and related matters. Fund shareholders are urged to read the Proxy Statement and Proxy Statement/Prospectus and other documents filed with the SEC carefully and in their entirety when they become available because these documents will contain important information about the Funds, the transaction and the matters being submitted to shareholders. Shareholders should consider the investment objectives, risks, charges and expenses of the Funds carefully. The Proxy Statement/Prospectus will contain this and other important information.

The Funds and their respective trustees, officers, other members of their management may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the Funds’ trustees and officers is available in their currently effective prospectuses and statements of additional information, as supplemented through the date hereof. Additional information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement and the Registration Statement when such documents become available.

This letter is not intended to, and does not, constitute an offer to purchase or sell shares of the Funds; nor is this letter intended to solicit a proxy from any shareholder of the Funds. The solicitation of proxies will only be made pursuant to the final Proxy Statement or Proxy Statement/Prospectus. The Registration Statement has yet to be filed with the Securities and Exchange Commission (“SEC”). After the Registration Statement is filed with the SEC, it may be amended or withdrawn and the Joint Proxy Statement/Prospectus will not be distributed to shareholders unless and until the Registration Statement becomes effective.

Shareholders may obtain free copies of the Registration Statement and Proxy Statement and other documents (when they become available) filed with the SEC at the SEC's web site at www.sec.gov.

International and emerging markets investing involves certain risks and increased volatility not associated with investing solely in the US. These risks include currency fluctuations, economic or financial instability, lack of timely or reliable financial information or unfavorable political or legal developments.

One should consider the investment objectives, risks, fees and expenses of any mutual fund carefully before investing. This and other important information is available in the Fund’s prospectus and summary prospectus available at Henderson.com. Please read it carefully before investing.

The distributor of the Henderson Global Funds is Foreside Fund Services, LLC, which is not an affiliate of Henderson Global Investors.

Not FDIC insured, not bank guaranteed, and may lose money.

(12/16)   HGF-77969-16

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